EXHIBIT (a)(3)

E-MAIL FROM SUSAN SYNOR TO SUPERIOR EMPLOYEES

From: Synor, Sue
Sent: Monday, January 17, 2005 4:21 PM
To: SuperiorStar
Subject: STOCK OPTIONS AND SHARES OF SUPERIOR STOCK

Hello Superior Colleagues,

Some of you have asked questions about the cash-out of your stock options and the process for tendering your owned shares of stock before the tender offer closes at midnight on January 24th. Shares of stock that you own are eligible to be sold into the tender offer. Your stock options will not be sold in the tender offer, but in the merger that occurs after the tender offer when all employees’ options with an exercise price of less than $8.50 per share will receive a cash payment equal to the amount by which $8.50 exceeds their exercise price. To help you understand the difference between the two processes, please read the explanations below.

Stock Options

If you have been granted stock options during your employment with Superior, you would have received an electronic or paper Stock Option Grant document that identified the number of option shares granted to you, the price of the option shares, the date of the option grant and the vesting schedule of the options. Several weeks ago, we mailed reports to all colleagues currently holding stock options detailing their properly accepted stock option grants. Upon completion of the Merger, all options with an exercise price below $8.50 per share (whether or not vested) will be eligible for payment under the following procedure:

If you have any stock options priced below $8.50, you will be required to complete a form in order to receive payment for the appreciation of the option (the amount by which $8.50 per share exceeds your option price), less applicable withholding deductions. This form will be sent to you as soon as it becomes available. The cash-out will occur sometime after the closing of the Merger and after your form has been received and verified to be accurate. Options priced above will be cancelled without payment.

Shares of Stock-Actual Stock Certificates

If you own outstanding shares of Superior stock that you previously purchased that are evidenced by an actual stock certificate, you should have received a communication from Mellon Bank that included a Letter of Transmittal for the tender of your shares. In order to participate in the tender and receive the $8.50 per share in cash under the tender offer, you will need to complete your Letter of Transmittal and send it along with your stock certificate to Mellon Bank at the address identified on the Letter of Transmittal for delivery before the expiration of the tender offer period at midnight on January 24th. ACS may elect to extend the tender offer expiration date. However, there is no assurance that this will occur and if you desire to tender your shares your should be sure to submit your materials to Mellon in time to arrive and be processed by January 24th. Promptly after the closing of the tender offer, Mellon Bank will issue a check to you for the amount due to you in connection with your tender of shares. Shares that are not tendered in time will not receive payment until after closing of the Merger.

Shares of Stock-Brokerage Accounts

If you own shares of Superior stock that you previously purchased that are held in a brokerage account (such as William Blair, UBS, Charles Schwab or any other broker), you should have received a communication from the broker concerning the tender of your shares. In order to participate in the tender and receive the $8.50 per share in cash under the tender offer for those shares held in your brokerage account, you will need to instruct your broker to tender your shares. Your broker may have sent you a form to complete for this purpose or may simply require that you call him or her to indicate your desire to tender your shares. Whether or not you have been contacted by your broker, it is your responsibility to ensure that your broker receives your instructions if you desire to tender your shares. If you have not heard from your broker or are unsure whether they have received your instructions, please contact your broker to make sure. In order to participate in the tender offer, you will need to give your broker sufficient time to communicate the tender to Mellon Bank before the tender offer closes , which, as described above, is currently scheduled for midnight on January 24th. Upon the tender closing, Mellon will credit your broker and your broker will credit your account for the amount due to you in connection with your tender of shares.

If you have any questions, you may contact Mellon Bank at: 201-329-8285.

Once the tender offer closes, if ACS has acquired 90% or more of Superior’s outstanding stock, then the Merger will probably close very shortly after the tender offer because no vote of stockholders will be required. However, if ACS acquires fewer than 90% of the shares in the tender offer, it may take up to three months or longer to close the Merger, because a stockholder vote would be required.

Superior’s Board of Directors has unanimously approved the tender offer and the Merger, has determined that they are advisable and in the best interests of the stockholders and recommends that all stockholders accept the tender offer and tender their shares. As described, above, the success of the tender offer and the likelihood of a quick closing of the Merger following the completion of the tender offer are dependant on the number of shares acquired by ACS. We encourage you to tender any shares you own to ACS in the tender offer to assist in the successful and timely completion of this transaction.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of any class of stock of Superior Consultant Holdings Corporation. Affiliated Computer Services, Inc. has filed a tender offer statement and related materials with the

U.S. Securities and Exchange Commission or “SEC” and Superior has filed a solicitation/recommendation statement with respect to such offer. Superior stockholders and other interested parties are urged to read the tender offer statement and the solicitation/recommendation statement because they contain important information, which should be read carefully before any decision is made with respect to the offer. The tender offer statement and the solicitation/recommendation statement will be made available to all stockholders of Superior at no expense to them. The tender offer statement and the solicitation/recommendation statement can also be obtained for free at the SEC’s Web site at www.sec.gov.